Exhibit 99.1

Regulated Information Inside Information

Cellistic and Celyad Oncology Announce GMP Cell Therapy Manufacturing Operations Transaction

Gosselies and Mont-Saint-Guibert, Belgium—Cellistic, the cell therapy development and manufacturing business of Ncardia BV, and Celyad Oncology (Euronext & Nasdaq: CYAD), a clinical-stage biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer, announced today a transaction whereby Cellistic will acquire Celyad Oncology’s Good Manufacturing Practice (GMP) grade cell therapy manufacturing capability, including the existing facility and all related personnel (the “Manufacturing Business Unit”).

Under the terms of an asset purchase agreement between Celyad Oncology and Cellistic, Cellistic agreed to acquire Celyad Oncology’s Manufacturing Business Unit in Mont-Saint-Guibert, Belgium, for a total consideration of €6 million. Celyad Oncology’s experienced manufacturing team will join Cellistic. The transaction is subject to a number of customary conditions precedent and is anticipated to close in the fourth quarter of this year.

“We at Cellistic are incredibly excited to welcome this uniquely talented team into our organization,” said Stefan Braam, founder and CEO of Cellistic. “We’re bringing aboard a group of people whose passion and capabilities align incredibly well with our vision for the future of cell therapy. As a joined force, we have the talent and resources to further accelerate work on our proprietary platforms and the capability to enable Cellistic’s partners to bring iPSC-based allogeneic cell therapies to patients faster.”

Michel Lussier, co-founder and interim CEO of Celyad Oncology, said, “We have focused our efforts on an allogeneic approach for the past few years and our manufacturing facility and staff has been a key element to enable many of our past trials, but has been underutilized in recent years as we mainly used the facility for our autologous candidates. Our current allogeneic programs are better suited for outsourced manufacturing. Through existing materials manufactured at Celyad, we have ensured the means to continue our clinical programs with cryopreserved cells until 2024. Based on this strategy, we are confident that this decision to transfer our manufacturing facility and the staff to Cellistic, who is the perfect company for such an agreement, will allow us to further execute on our business goals in the future.”

Cellistic will invest substantial capital into the newly acquired 11,000 square foot facility, which will be optimized for its iPSC-based allogeneic cell therapy platforms and processes creating the world’s first purpose built facility to support customers from cell reprogramming and master cell banking through clinical trial material manufacturing. A team of more than 30 manufacturing, quality and related personnel from Celyad Oncology, all with substantial cell therapy manufacturing and immune-oncology experience, will join Cellistic as part of this transaction.

Celyad Oncology will provide additional guidance on the future business strategy of the Company in the fourth quarter of this year.

About Cellistic

Launched in April 2022 as a subsidiary of Ncardia, Cellistic™ specializes in process development and manufacture of cell therapies based on human induced pluripotent stem cell (iPSC) technology. Its focus and expertise in iPSC reprogramming, differentiation, and expansion protocol development positions the business to be the partner of choice for innovative cell therapy developers to commercialize novel advanced therapies. Leveraging more than a decade of Ncardia’s scientific and technical knowledge and experience, Cellistic possesses unique capabilities for the design and optimization of proprietary manufacturing platforms for iPSC-based cells that deliver quality products at scale. For more information, visit www.cellistic.com.

About Ncardia

Ncardia is a human iPSC technology company that operates worldwide with facilities, offices, and staff throughout Europe and North America. Ncardia is built on the belief that stem cell technology will help bring better therapies to patients faster. The company’s goal is to enable biopharmaceutical companies in drug discovery to accelerate their development processes through the integration of human iPSC technologies. For more information, visit www.ncardia.com.

Regulated Information Inside Information

About Celyad Oncology

Celyad Oncology is a clinical-stage biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer. The Company is developing a pipeline of allogeneic (off-the-shelf) and autologous (personalized) CAR T cell therapy candidates for the treatment of both hematological malignancies and solid tumors. Celyad Oncology was founded in 2007 and is based in Mont-Saint-Guibert, Belgium and New York, NY. The Company has received funding from the Walloon Region (Belgium) to support the advancement of its CAR T cell therapy programs. For more information, please visit www.celyad.com.

Celyad Oncology Forward-Looking Statement

This release may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding the expected closing of the transaction. Forward-looking statements may involve known and unknown risks and uncertainties which might cause actual results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties can be found in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the latest Annual Report on Form 20-F filed with the SEC and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Cellistic Investor and Media Contact

information@cellistic.com

Celyad Oncology Investor and Media Contact:

Sara Zelkovic

Communications & Investor Relations Director

Celyad Oncology

investors@celyad.com

Source: Celyad Oncology SA